October 19, 2011
Via EDGAR
Mr. Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Furmanite Corporation (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 9, 2011 File No. 1-5083
Dear Mr. Decker:
     The Company has received your letter dated October 5, 2011 regarding the above-referenced filings. Your letter requested a response by October 19, 2011. This letter confirms that the response date has been extended to no later than October 28, 2011 due to additional time needed in an effort to access certain historical information as well as coordinating the response with the Company’s auditors and management. Thank you for your consideration and please contact me at (214) 855-7425 if you have any questions.

Sincerely,
/s/ Jeffrey M. Peterson
Jeffrey M. Peterson

cc:	Nudrat Salik, Securities and Exchange Commission Robert S. Muff, Furmanite Corporation Will C. Pugh, Jr., Furmanite Corporation